

American (b. 1965)

Elizabeth Peyton

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The Painting

Similar paintings have recently sold for double our price at auction.

Initial Offering Price	$982,000
Offering Circular	sec.gov
Deal Sheet	Download

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NEWS
The Louv
Site Studi
artnet.com

Fundamentals

High Similar Sales: Our offering size is $982k. The last 3 similar paintings have sold for $2.4M, $2.2M, and $1.2M at auction, each unique.

Desirable Period: Late 1990s and early 2000s portraits are Elizabeth Peyton's most desirable style and period to date, making up all ten of the artist's top auction records, featuring more recognizable subjects.

Important Painting Subject: This specific subject (Spencer) is recurring in Peyton's work and appears in the permanent collections of significant museum collections like the MoMA and Rubell Museum.

MoMA-Owned Style: This portrait of Spencer Sweeney is similar to another painting, Spencer, which is owned by MoMA.

Louvre Residency: Peyton was one of two artists awarded the Louvre's new artist residency program, which granted her a special studio on-site at the world-renowned museum until June 2025.

Recent Auction Record: Peyton just set a new public auction record of $2.7 million in June 2025, breaking a record set last year and an indication of continued price momentum.

Attractive Private Sales: In addition to her attractive public auction sales, Peyton has also seen increased attention on the private market in recent years, including a reported $4.1 million sale on the Fair Warning app in 2024.

Museum affiliation with artists is not an endorsement of Masterworks.

Emerging

Artist Risk Classification


Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is Emerging based on scoring in Masterworks internal Artist Market Rating Profiles.

The Artist

Elizabeth Peyton (b. 1965, Connecticut) is a world-renowned contemporary American artist recognized for her emotional portraits of famous figures and personal acquaintances. Her intentional use of line and color in small to medium scale portrait paintings capture the unique emotional landscapes of her subjects, which range from historic figures to rock stars to cultural icons to close friends.

Important Collectors and Museums

Centre Pompidou
Paris, France

Marc Jacobs
Fashion Designer

Metropolitan Museum of Art
New York, NY

Sofia Coppola
Filmmaker, Actress

Financials

Price Appreciation of Similar Works

10.3%



$2.5m
$2m
$1.5m
$1m
$500k
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Similar Sales

Painting	Year	Dimensions	Sale Date	Sale Price
[redacted]	2002	40 × 30 in		$982,000
Matthew	1997	39 × 28 in	5/14/2024	$2,470,000
Sid Vicious Arrested, Chelsea Hotel	1998	40 × 30 in	11/14/2023	$2,238,000
Mendips, 1963	1996	32 × 28 in	11/13/2023	$1,206,500
Liam + Noel In The 70's	1997	40 × 30 in	11/9/2021	$2,070,000
"Prince Harry (with Flowers)" (1997)	1997	40 × 32 in	6/28/2021	$1,225,653.68
"Sid Vicious Arrested, Chelsea Hotel" (1998)	1998	40 × 29 in	6/25/2018	$1,444,441.20
Spencer (Two Palms) (2002)	2002	40 × 30 in	2/9/2016	$495,083.20
«Princes William and Harry September 1999» (1999)	1999	40 × 30 in	10/13/2006	$847,886.40
Matthew	1997	39 × 28 in	6/26/2002	$135,984.80

ELIZABETH PEYTON

b. 1965, UNITED STATES



$982,000

INITIAL OFFERING

10.3%	26.1%
ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]	ANNUAL GROWTH OF RECORD PRICE[3]

Acrylic on canvas | 40 × 30 in.

Elizabeth Peyton (b. 1965, Danbury, Connecticut) is a world-renowned contemporary American artist best known for her emotional

The Artwork is a prime large-scale example of Elizabeth Peyton's personal portraits of her friends, boyfriends, and peers. Elizabeth Peyton's portraits are characterized by their natural, relaxed demeanors. Peyton paints her subjects with simplified, smooth features, which gives the sitters unnaturally youthful appearances, making her paintings feel timeless. In addition to the personal subject matter in many of her portraits, the artist cultivates intimacy through her use of perspective, which gives the illusion of being in the room with her subject. The Artwork is a portrait of Elizabeth Peyton's friend and fellow artist, musician, and former club owner, Spencer Sweeney. Sweeney was an important figure in the downtown New York art scene in the late 1990s and early 2000s and his visual art is represented by Gagosian Gallery. Spencer Sweeney is a recurring subject in Elizabeth Peyton's work. Two related portraits are represented in the permanent collections of significant museums: Spencer (1999) in the Museum of Modern Art, New York, and Spencer (Spencer Sweeney) (2005) in the Rubell Museum, Miami. The Artwork is a three-quarters view portrait of a young man seated at a table with his hands resting on his leg. His tranquil expression is intensified by the dark shadow around his bright blue eyes that gaze to the left of the viewer. His serious demeanor is contrasted by his bright pink t-shirt that features two humming birds and tropical yellow flowers. Late 1990s and early 2000s portraits are Elizabeth Peyton's most desirable style and period, making up all ten of the artist's top auction records. Large-scale portraits by Elizabeth Peyton are especially desirable in her market right now as they maintain the intimacy of Peyton's portrait painting practice while having a bolder presence on the wall. Auction records for artworks similar in scale, style, and period are led by Matthew (1997), which sold for $2,470,000 at Christie's New York on May 14, 2024, Sid Vicious Arrested, Chelsea Hotel (1998), which sold for $2,238,000 at Sotheby's New York on November 15, 2023, and Laim + Noel in the 70's (1997), which sold for $2,070,000 at Christie's New York on November 9, 2021. The Artwork previously sold at Sotheby's London for $492,302 (£341,000) on February 10, 2016.

Elizabeth Peyton is represented by Thaddaeus Ropac Gallery and David Zwirner Gallery. She has been the subject of solo exhibitions at various prestigious institutions, including the Aldrich Contemporary Art Museum in Ridgefield, Connecticut (2008), the Irish Museum of Modern Art in Dublin (2009), the Mildred Lane Kemper Art Museum in St. Louis (2011), the Opelvillen in Rüsselsheim, Germany (2011); the Staatliche Kunsthalle Baden-Baden in Germany (2013), the Gallery Met at the Metropolitan Opera in New York (2016), the Hara

THE ARTIST'S AUCTION RECORDS ARE CURRENTLY LED BY ROYAL FIREWORKS (1975), WHICH SOLD FOR $7,895,300 AT SOTHEBY'S NEW YORK ON JUNE 29, 2020, DREAM DECISION (1976), WHICH SOLD FOR $5,894,100 AT SOTHEBY'S NEW YORK ON NOVEMBER 19, 2021, AND CIRCE (1974), WHICH SOLD FOR $4,769,000 AT SOTHEBY'S NEW YORK ON MAY 19, 2022.

Museum of Contemporary Art in Tokyo (2017), the French Academy at Villa Medici in Rome (2017), the National Portrait Gallery in London (2019), and the UCCA Center for Contemporary Art in Beijing (2020). Her work can also be found in the permanent collections of the the Museum of Modern Art in New York, Tate Modern in London, the Museum of Contemporary Art in Los Angeles, and the Centre Pompidou in Paris, among many others. In recent years, Peyton's work has become increasingly popular with collectors, and her paintings have sold for seven-figure prices at auction. Her auction market is characterized by a low level of auction volume based on $7.8 million in total sales over the previous year ending on December 31, 2024, based on publicly available auction records as tracked by third-party data sources. The artist's auction records are led by Liam + Noel (Gallagher) (1996), which sold for $2,714,008 (£1,992,000) at Sotheby's London on June 24, 2025, followed by Matthew (1997), which sold for $2,470,000 at Christie's New York on May 14, 2024, and Nick with His Eyes Shut (2003), which sold for $2,470,000 at Sotheby's New York on November 16, 2022.including Alicia Keys and Swizz Beatz, Francois-Henri Pinault, among others. She is considered a leader in the art market's renewed interest in portraiture, and three of her top ten auction records have been achieved since the beginning of 2023. Her auction records are led by Six Birds in the Bush (2015), which sold for $3,602,765 (£2,952,000) at Sotheby's London on October 12, 2023, followed by Black Allegiance to the Cunning (2018), which sold for $2,954,000 at Christie's New York on May 14, 2024, and Diplomacy III (2009), which sold for $1,950,000 on May 11, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[1,2]


2470000
2238000
2070000
1444441
1195690
1206500
847886
485083
135985
1/1/2005
1/1/2010
1/1/2015
1/1/2020
Implied Historical Growth

Elizabeth Peyton (b. 1965, Danbury, Connecticut) is a world-renowned contemporary American artist best known for her emotional portraits of famous figures and personal acquaintances. In 1987, Peyton graduated from the School of Visual Arts in New York with an early interest in portraiture. That same year, she held her first solo exhibition at Althea Viafora Gallery in New York. Her early exhibition history also featured numerous less conventional spaces like hotel rooms, bars, and restaurant bathrooms. In 1993, a solo exhibition with Gavin Brown's Enterprise at Hotel Chelsea in Room 828 brought her into critical contemporary art discourse and led to an exhibition at Gavin Brown's Enterprise's main gallery two years later. In 2008, the New Museum in New York organized the large-scale mid-career retrospective, Live Forever: Elizabeth Peyton, which proceeded to travel to the Walker Art Center in Minneapolis, the Whitechapel Gallery in London, and the Bonnefanten Museum in Maastricht, the Netherlands. Her intentional use of line and color in small to medium scale portrait paintings capture the unique emotional landscapes of her subjects, which range from historic figures to rock stars to cultural icons to close friends. She is often credited with inspiring a new wave of contemporary figurative painting and has received numerous honors and awards, including the Larry Aldrich Award from the Aldrich Contemporary Art Museum and serving as the honoree at the 2018 New Museum Gala. In 2023, the Louvre awarded her and one other artist their new artist residency program, which granted her a special studio on-site at the world-renowned museum until June 2025. Peyton continues to live and work in New York.





ELIZABETH PEYTON



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Elizabeth Peyton with the following criteria: Oil on canvas paintings from 1995 to present measuring 25x25 to 45x45 inches. The data was sourced from the Masterworks public sale database based on publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Elizabeth Peyton have a record price compound annual growth rate ("CAGR") of 26.1% from November 17, 1999 to December 31, 2024. This calculation is based on (i) a record price of $6,000 on November 17, 1999, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $2,033,333, the most recent record price as of December 31, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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